SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated June 8, 2020

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Enclosure: Notice of meeting 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Rachel Canham
Name: Rachel Canham
Title: Company Secretary & General Counsel, Governance

Date: June 8, 2020

2

Beyond Limits BT Group plc Notice of meeting 2020

BT Group plc Notice of meeting 2020

Welcome to

the BT Group plc

Notice of meeting

2020

This document is important and requires your immediate attention.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares in BT Group plc (the company), you should pass this document and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and customer-facing units, internal corporate units, or any of them as the context may require.

A reference to a year expressed as 2019/20 is to the financial year ended 31 March 2020 and a reference to a year expressed as 2020 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2020. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2019.

Contents Chairman’s letter Board of directors Notice of meeting AGM information	2 6 10 27
Throughout the Notice of meeting look out for this.

BT Group plc Notice of meeting 2020	Introduction

1

  Impact of Covid-19

Due to the current UK Government restrictions on public gatherings and the associated social distancing measures, our Annual General Meeting (AGM) will be a closed meeting. Shareholders should not attempt to attend the AGM in person.

Any shareholders who attempt to attend in person will be refused entry.

We believe this approach is necessary and appropriate in light of the current UK Government measures and to protect the health and wellbeing of our shareholders, employees and the wider communities in which we operate.

We are continuing to monitor the rapidly developing impact of Covid-19, including the latest UK Government guidance and legislation, and how this may affect the arrangements for the AGM. If there are any changes to the information set out in this Notice of meeting in relation to the current arrangements for the AGM, further information will be made available on our website bt.com/agm

We will hold our AGM at BT Centre, 81 Newgate Street, London EC1A 7AJ at 11:00am on Thursday 16 July 2020.

BT Group plc Notice of meeting 2020

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Chairman’s letter	The multiple challenges posed by the virus have served to highlight the vital role BT plays in supporting families, businesses and communities across the UK and beyond.

Although the magnitude of the Covid-19 crisis only became clearer as our 2019/20 financial year was drawing to a close, it has inevitably had a major impact on my reflections on the past year, whilst strongly reinforcing the opportunities I see in our future.

BT is a force for good and I am proud of the way in which the company has risen to the complex and demanding tasks involved in keeping our customers and the societies we serve connected during the pandemic.

The resilience and performance of our networks have been fundamental – supporting our critical public services, keeping customers online, and breaking down the barriers of isolation for families. This is a human effort, as well as a technological one, and I pay tribute to the thousands of our key workers whose endeavours have kept everyone connected.

Despite the challenges of the Covid-19 crisis, our goal remains to create sustainable growth in value for shareholders and the Board is acutely aware of the weakness of the share price over the past year. While some of this can be ascribed to a turbulent macro-economic and political backdrop, the most significant drivers have been closer to home – an intensely competitive market has weighed on the whole sector and, for BT in particular, uncertainty around the conditions for a large-scale full fibre build has made the investment case difficult.

We share the UK Government’s determination to build the next generation digital networks this country needs – illustrated by our collaboration with others in our industry to create a shared network for rural mobile coverage.

Investment requires clear and predictable regulation. Ofcom’s Wholesale Fixed Telecoms Market Review (covering the five-year period starting in April 2021) set out the basis for investors to make a fair return. We are pleased by the collaborative spirit that now characterises our dealings with the regulator, though there remain issues to be resolved to support infrastructure investment. We wished departing Ofcom chief executive, Sharon White, well in her new role as Chair of John Lewis and we welcome the appointment of her successor, Melanie Dawes – we look forward to working with her and her team in the months ahead.

BT Group plc Notice of meeting 2020	Chairman’s letter

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Our strong stewardship of the network continues as we stand prepared to invest in the recently increased ambition for our full fibre build to reach 20m premises by the mid-to-late 2020s, on the assumption we obtain the required critical enablers.

Financial results for the year were in line with our expectations, underpinned by the strong performance of new products and concerted management action to control costs.

Recognising the importance of dividends to our shareholders, the Board’s decision in relation to the dividend has been exceptionally difficult. BT plays a key role in sustaining critical national infrastructure – as magnified by the Covid-19 crisis – and many stakeholders trust and rely on the connectivity we provide. BT also stands ready to make the biggest communications infrastructure investment in the UK in a generation – that includes building our full fibre network to 20m premises by the mid-to-late 2020s. To maintain such trust, whilst creating capacity for value-enhancing investment and navigating the unprecedented uncertainties caused by Covid-19 without compromising our credit rating, the Board concluded that the prudent and proper decision was to suspend the 2019/20 final dividend and all dividends for 2020/21, and re-base future dividends to a more sustainable level. The Board believes that this decision is in the best long-term interests of shareholders.

We expect to resume dividend payments in 2021/22, re-based to 7.7p per share. The Board expects to continue with a progressive dividend policy from this re-based level for future years.

BT’s role goes beyond creating physical and digital connectivity. We also want to help people harness the power of technology to meet their needs or fulfil their potential. To do that, they need the right skills. Over the past year, we have worked to address this through launching the Skills for Tomorrow programme which aims to reach 10m people in the UK with help to improve their digital skills by 2025. This programme offers free resources for school children, parents, young jobseekers, small businesses and older or more vulnerable people. BT volunteers also provide training and resources to help teachers deliver the computing curriculum.

The programme rapidly became one of the key planks of our response to the virus, helping isolated customers, children and small business owners with the digital skills required to cope with the period of lockdown. In terms of the climate change challenge, our technology and communications networks have a huge role to play in enabling the innovative solutions and exponential change needed to achieve a net zero carbon economy. BT is one of the UK’s largest private sector purchasers of electricity; 100% of our directly purchased electricity in the UK comes from renewable energy suppliers. For the UK, the switch to full fibre will bring a significant increase in energy efficiency. We are also working with others to drive innovation in electric vehicles to transform our fleet.

Our new Directors’ Remuneration Policy (the Policy) will be put to shareholders for approval at the AGM. Building sustainability into our reward and remuneration structures is a major priority. The Policy has been designed to ensure BT acts for the benefit of all our stakeholders, while keeping executive reward aligned with shareholders’ interests.

One of the highlights of the year was the establishment of our Colleague Board. With members drawn from across our customer-facing and corporate units, the Colleague Board represents the voices and views of BT’s people as an important input to our decision making. It also builds stronger engagement between the Board and our employees. Isabel Hudson, one of our non-executive directors, is the dedicated link between the Board and the Colleague Board. In many ways the Colleague Board epitomises the spirit of teamwork with which we are transforming BT and which has been evidenced in the company’s response to Covid-19. We have a long way to go and, like so many others, our task has been made tougher by recent events. But we are building strong foundations for a successful BT that continues to meet the needs of our shareholders and customers.

BT Group plc Notice of meeting 2020

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Chairman’s letter continued

Changes to the Board

We continue to review and refresh the Board as part of succession planning and to make sure it has the right mix of skills and experience. Through the Nominations Committee, we focus on Board succession and composition and ensuring we have the right balance of skills, independence, experience and diversity in line with the needs of the group.

During the year, we welcomed Leena Nair and Sir Ian Cheshire as independent non-executive directors. Leena has brought a valuable understanding of the strategic and practical challenges of driving large-scale transformation. Ian brings a wealth of listed company experience, with a notable background in strategy, international retail and e-commerce. Sara Weller CBE will also join as an independent non-executive director on 16 July 2020 immediately before the 2020 AGM. She brings a broad perspective to the Board having a background in retail, fast-moving consumer goods and financial services. As announced on 1 May 2020, Adel Al-Saleh joined the Board with effect from 15 May 2020, as a non-independent, non-executive director and Deutsche Telekom’s nominated representative, replacing Tim Höttges.

Jasmine Whitbread stepped down from the Board on 6 December 2019 after almost nine years as a non-executive director. Leena succeeded Jasmine as chair of the Digital Impact & Sustainability Committee. Further to Nick Rose deciding to step down from the Board at the conclusion of the 2020 AGM, we have announced that Iain Conn will be appointed as the senior independent director, Ian Cheshire as chair of the Remuneration Committee and Matthew Key as chair of the Audit & Risk Committee. My sincere thanks go to Nick, Tim and Jasmine for their years of service.

The Board believes that each director who is being put forward for election or re-election at the 2020 AGM brings considerable knowledge, wide-ranging skills and experience to the Board, makes an effective and valuable contribution and continues to demonstrate commitment to their role.

We consider all of the independent non-executive directors to be independent in accordance with the UK Corporate Governance Code 2018.

Attendance and voting at the AGM

At this year’s AGM we are proposing 29 resolutions. We provide details of these resolutions on pages 10 to 17 of this Notice of meeting. Voting on all resolutions will be by way of a poll, except on procedural issues.

Due to the current UK Government restrictions on public gatherings and the associated social distancing measures, our AGM will be a closed meeting. A recording and transcript of the meeting will be available on our website, bt.com/agm, as soon as practicable after the AGM. To allow for shareholders to hear from both the chief executive and myself, video messages and transcripts will be available on our website on the day of the AGM and for a period of 30 days after the AGM.

Shareholders should not attempt to attend the AGM in person. Any shareholders who attempt to attend in person will be refused entry. We believe this approach is necessary and appropriate in light of the current UK Government measures and to protect the health and wellbeing of our shareholders, employees and the wider communities in which we operate.

Only a limited number of directors and personnel supporting the logistics of the meeting will attend the AGM in person to ensure that a quorum is present and to conduct the formal business of the AGM. Attendance of these individuals is considered essential and social distancing measures will be in place.

BT Group plc Notice of meeting 2020	Chairman’s letter

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We recognise the importance of shareholders being able to ask questions. Therefore, shareholders can submit questions relating to the business of the AGM by 11:00am on Tuesday 14 July 2020 at the latest by completing the form available on our website, bt.com/agm, including your Shareholder Reference Number (as provided on your AGM proxy card). Key themes arising from the pre-registered questions will be answered by the Board and a recording and transcript will be made available on our website, bt.com/agm, as soon as practicable after the AGM and for a period of 30 days after the AGM.

As shareholders cannot attend in person, we encourage all shareholders to vote in advance by appointing a proxy. Equiniti, our Registrars, must receive your online or postal proxy appointment and voting instructions by 11:00am on Tuesday 14 July 2020 at the latest to ensure they are counted. Furthermore, we strongly recommend that you appoint the Chair of the AGM to act as your proxy to ensure your vote is counted. Details of how to submit a proxy are set out on page 28 of this Notice of meeting.

We are continuing to monitor the rapidly developing impact of Covid-19, including the latest UK Government guidance and legislation, and how this may affect the arrangements for the AGM. If there are any changes to the information set out above in relation to the current arrangements for the AGM, further information will be made available on our website bt.com/agm

Your Board believes that the proposals described in this Notice of meeting are in the best interests of the company and its shareholders as a whole and unanimously recommend that shareholders vote in favour of all of the resolutions to be proposed at the AGM. All directors who own ordinary shares intend to vote in favour of the resolutions to be proposed at the AGM.

You can find an audio version of this document at bt.com/annualreport together with our Annual Report 2020 and other shareholder information.

Jan du Plessis

Chairman

26 May 2020

View this document online at
bt.com/annualreport

BT Group plc Notice of meeting 2020

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Board of directors

Directors standing for election and re-election at the 2020 AGM

Membership key

1. Jan du Plessis

Chairman

Appointed chairman in November 2017 and to the Board in June 2017. Age 66.

Experience

Jan was chairman of Rio Tinto from 2009 to 2018 and chairman of SABMiller from 2015 until 2016. He was also a director and later senior independent director of Marks & Spencer from 2008 until 2015. Before that he served as chairman or non-executive director of a number of public companies. Prior to that, until 2004, Jan was group finance director of Richemont.

Relevant skills and contribution to the Board

Significant experience serving as chairman and as a non-executive director on the boards of FTSE 100 companies across varying sectors. Jan has the knowledge and insight to lead an effective board and an in-depth understanding of UK corporate governance requirements.

External appointments

None.

BT Group plc Notice of meeting 2020	Board of directors

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2. Philip Jansen

Chief executive

Appointed chief executive in February 2019 and to the Board in January 2019. Age 53.

Experience

From April 2013 until joining BT, Philip was CEO of Worldpay. Before that he was CEO and then chairman at Brakes Group between 2010 and 2015. Philip spent the previous six years at Sodexo where he was group chief executive, Europe, South Africa and India. Prior to that he was chief operating officer at MyTravel Group from 2002 to 2004 and managing director of Telewest Communications (now Virgin Media) from 2000 to 2002 after initially starting his career at Procter & Gamble.

Relevant skills and contribution to the Board

Extensive experience of leading and growing large private and publicly-listed UK and international businesses, delivering transformational change and large technology programmes.

External appointments

Senior advisor at Bain Capital and trustee of Wellbeing of Women.

3. Simon Lowth

Chief financial officer

Appointed chief financial officer and to the Board in July 2016. Age 58.

Experience

Simon was CFO of BG Group before the takeover by Royal Dutch Shell in February 2016. Prior to that, he was CFO of AstraZeneca from 2007 to 2013. He was an executive director of ScottishPower from 2003 to 2007 having been appointed as the finance director in 2005. Before 2003, Simon was a director of McKinsey & Company.

Relevant skills and contribution to the Board

A strong background in finance, accounting, risk, corporate strategy and mergers and acquisitions. Simon’s experience and implementation of cost transformation and performance improvement programmes provide valuable expertise.

External appointments

None.

4. Adel Al-Saleh

Non-independent, non-executive director

Appointed to the Board in May 2020. Age 56.

Experience

Adel has been chief executive officer of T-Systems International GmbH (a subsidiary of Deutsche Telekom AG) since 2017 and is a member of the Management Board of Deutsche Telekom AG. Adel was chief executive officer of Northgate Information Solutions from 2011 to 2017, and before that held a variety of posts at both IMS Health and IBM.

Relevant skills and contribution to the Board

Significant experience in international telecoms, transformation and digitisation.

External appointments

Member of the Boston University, College of Engineering Advisory Board.

5. Sir Ian Cheshire

Independent non-executive director

Appointed to the Board in March 2020. Age 60.

Experience

Ian was previously group chief executive of Kingfisher and senior independent director and remuneration committee chair of Whitbread. Ian held a variety of posts whilst at Kingfisher from 1998 to 2014, including chief executive of B&Q from 2005 to 2008 and group chief executive from 2008 to 2014. He was also previously the chairman of Debenhams and the lead non-executive director for HM Government.

Relevant skills and contribution to the Board

A wealth of listed company experience, with a notable background in strategy, international retail and e-commerce.

External appointments

Chair of Barclays Bank UK and a non-executive director of Barclays and chair of Menhaden, a UK investment trust.

6. Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 57.

Experience

Iain was group chief executive of Centrica for over five years from 2015 to 2020. Prior to that, Iain spent 29 years at BP and was a board director for ten years from 2004 to 2014 including as chief executive

BT Group plc Notice of meeting 2020

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Board of directors continued

Downstream from 2007 to 2014, and a member of the executive committee from 2002-2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years and senior independent director. Iain also served as a member of Council of the Imperial College from 2010 to 2019.

Relevant skills and contribution to the Board

Deep experience in the global energy markets, industrial operations, regulated consumer markets, and in technology and engineering. Broad international experience.

External appointments

Member of the European Round Table for Industry, the CBI President’s Committee, and chairman of the advisory board of the Imperial College Business School.

7. Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 60.

Experience

Isabel was previously senior independent director of RSA Insurance, non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Relevant skills and contribution to the Board

A wealth of experience in financial services, in the life, non-life and pensions industries as well as risk, control, governance and international business. Insight and expertise in regulatory, pensions and financial matters.

External appointments

Non-executive chair of National House Building Council (until May 2020). Isabel is also an ambassador for the disability charity, SCOPE, and an advisory council member of University College Lady Margaret Hall, Oxford. Isabel will join Axa S.A. as a non-executive director subject to shareholder approval as its annual general meeting.

8. Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 60.

Experience

Mike served as non-executive chairman of Ilika until January 2019 and was on the board of ARM Holdings from 2002 to 2013. His roles at ARM included chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director of Pace and an independent director of Advanced Micro Devices.

Relevant skills and contribution to the Board

Significant experience in the technology industry and expertise in marketing, management and operations.

External appointments

None.

9. Matthew Key

Independent non-executive director

Appointed to the Board in October 2018. Age 57.

Experience

Matthew held various positions at Telefónica from 2007 to 2014 including as chairman and CEO of Telefónica Europe and chairman and CEO of Telefónica Digital. From 2002 to 2004 he was the CFO, strategy and regulation director of O2 UK before becoming CEO in 2004. Matthew has also served as finance director at Vodafone UK and chairman of Tesco Mobile. He has previously held positions at companies including Kingfisher, Coca-Cola and Schweppes Beverages and Grand Metropolitan.

Relevant skills and contribution to the Board

Strong strategic skills and a wealth of experience in finance and the telecoms sector.

External appointments

Non-executive director and audit committee chair of Burberry and chairman of Dallaglio Rugbyworks.

BT Group plc Notice of meeting 2020	Board of directors

9

10. Allison Kirkby

Independent non-executive director

Appointed to the Board in March 2019. Age 52.

Experience

Allison was appointed President & CEO of Telia Company in May 2020. Allison was previously President & Group CEO of TDC Group until October 2019, and President & Group CEO of Tele2 AB from 2015 to 2018, having been Tele2 AB’s Group CFO from 2014. She was chair of the audit committee and a non-executive director of Greggs until May 2019. She has also held financial and operational roles within 21st Century Fox, Virgin Media, Procter

& Gamble and Guinness.

Relevant skills and contribution to the Board

Valuable and recent experience in the international telecoms sector combined with strong experience in driving performance, improving customer service and delivering shareholder value.

External appointments

President and CEO of Telia Company.

11. Leena Nair

Independent non-executive director

Appointed to the Board in July 2019. Age 50.

Experience

Since 2016, Leena has been the chief human resources officer at Unilever. She is responsible for Unilever’s global people agenda, working across 160 markets to help deliver Unilever’s business financial performance as well as its environmental and social impact objectives. Leena joined Unilever in 1992 and has held a wide variety of HR roles throughout her career, including senior vice president for leadership and organisational development and global head of diversity, executive director of Hindustan Unilever and vice president HR South Asia.

Relevant skills and contribution to the Board

A deep understanding of the strategic and practical challenges of driving large-scale cultural transformation.

External appointments

Non-executive director at the UK Department for Business, Energy and Industrial Strategy.

12. Sara Weller CBE

Independent non-executive director

Appointed to the Board in July 2020. Age 58.

Experience Sara’s previous roles include managing director of Argos and various senior positions at J Sainsburys, including deputy managing director and serving on its board between 2002 and 2004. She has also previously been non-executive director of Mitchells & Butlers and held senior management roles at Abbey National and Mars Confectionery.

Relevant skills and contribution to the Board

A broad perspective having had a background in retail, fast moving consumer goods and financial services, as well strong board experience at both executive and non-executive level.

External appointments

Non-executive director of Lloyds Banking Group and a trustee of Lloyds Bank Foundation for England & Wales, the lead non-executive director at the Department for Work and Pensions and non-executive director of United Utilities Group (until 24 July 2020).

The following are announced Board and Committee changes that will take effect from the conclusion of the AGM:

•	Iain Conn will become the senior independent director and a member of the Remuneration Committee
•	Matthew Key will chair the Audit & Risk Committee
•	Ian Cheshire will chair the Remuneration Committee and become a member of the BT Compliance Committee
•	Mike Inglis will cease being a member of the Remuneration Committee

BT Group plc Notice of meeting 2020

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Notice of meeting

The 2020 Annual General Meeting (AGM) of BT Group plc (the company) will be held at BT Centre, 81 Newgate Street, London, EC1A 7AJ at 11:00am on Thursday 16 July 2020 to consider the following:

Ordinary business

Resolutions 1 to 18 and 23 to 28 will be proposed as ordinary resolutions.

Resolution 1: Annual Report and Accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2020 be received.

By law, the directors have to present these accounts and reports contained in the company’s Annual Report for the year ended 31 March 2020 (Annual Report 2020) to the meeting.

Resolution 2: Annual remuneration report

That the Annual Directors’ Remuneration Report as set out on pages 84 to 89 and 98 to 109 of the Annual Report for the year ended 31 March 2020 be received and approved.

This vote is advisory and directors’ entitlements to remuneration are not conditional on this resolution being passed.

Resolution 3: Directors’ Remuneration Policy

That the Directors’ Remuneration Policy as set out on pages 90 to 97 of the Annual Report 2020 be received and approved.

This resolution seeks approval, on a binding basis, of the Directors’ Remuneration Policy. If this resolution is approved, the Directors’ Remuneration Policy will remain in effect (unless further amended by shareholder vote) for three years commencing on the date of the 2020 AGM. Once the Directors’ Remuneration Policy is approved, the company will not be able to make a remuneration payment to a current or prospective director, or a payment for loss of office to a current or past director, unless that payment is consistent with the Directors’ Remuneration Policy or has otherwise been approved by a resolution of the shareholders.

Resolutions 4 to 15: Directors re-election and election

The company’s Articles of Association (Articles) require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Leena Nair who joined the Board on 10 July 2019; Sir Ian Cheshire who joined the Board on 16 March 2020; Adel Al-Saleh who joined the Board on 15 May 2020; and Sara Weller who will join the Board on 16 July 2020 prior to the AGM. In accordance with the UK Corporate Governance Code 2018, all other directors will stand for re-election with the exception of Nick Rose, who will retire at the conclusion of the AGM.

Biographies of the directors standing for election and re-election are set out on pages 6 to 9 of this Notice of meeting.

Resolution 4

That Jan du Plessis be re-elected as a director.

Resolution 5

That Philip Jansen be re-elected as a director.

Resolution 6

That Simon Lowth be re-elected as a director.

Resolution 7

That Iain Conn be re-elected as a director.

Resolution 8

That Isabel Hudson be re-elected as a director.

Resolution 9

That Mike Inglis be re-elected as a director.

Resolution 10

That Matthew Key be re-elected as a director.

BT Group plc Notice of meeting 2020

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Resolution 11

That Allison Kirkby be re-elected as a director.

Resolution 12

That Adel Al-Saleh be elected as a director.

Resolution 13

That Sir Ian Cheshire be elected as a director.

Resolution 14

That Leena Nair be elected as a director.

Resolution 15

That Sara Weller be elected as a director.

Resolution 16: Auditors’ re-appointment

That KPMG LLP be re-appointed as auditors of the company, to hold office until the conclusion of the next general meeting at which accounts are laid before the company.

At each general meeting at which the company’s accounts are presented, the company is required to appoint auditors to serve until the next general meeting at which accounts are presented.

Resolution 17 Auditors’ remuneration

That the Audit & Risk Committee of the Board of directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 18: Authority to allot shares

That:

(a)

the directors be and are hereby generally and unconditionally authorised pursuant to, and in accordance with, section 551 of the Companies Act 2006 (2006 Act) to exercise all powers of the company to allot shares in the company and to grant rights to subscribe for, or to convert any security into, shares in the company:
(i)	up to an aggregate nominal amount of £163m; and
(ii)

comprising equity securities, as defined in section 560 of the 2006 Act, up to an aggregate nominal amount of £163m (including within such limit any shares issued or rights granted under paragraph (i) above) in connection with an offer by way of a rights issue to:

a.	holders of ordinary shares in the company in proportion, as nearly as may be practicable, to their existing holdings; and
b.	holders of other equity securities as required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal, regulatory or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory or any other matter whatsoever. This authority shall hereby take effect from the date of the passing of this resolution until the conclusion of the company’s AGM in 2021, or the close of business on 30 September 2021, whichever is the earlier, provided that, in each case, the company may, before this authority expires, make offers and enter into agreements which would, or might, require shares in the company to be allotted or rights to subscribe for or convert any security into shares to be granted after this authority expires and the directors may allot shares in

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Notice of meeting continued

the company or grant rights under any such offer or agreement as if this authority had not expired;

(b)

subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the 2006 Act by way of the ordinary resolution of the company passed on 10 July 2019 be revoked by this resolution; and

(c)

paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares or grant rights to subscribe for, or convert any security into, shares pursuant to an offer or agreement made by the company before the expiry of the authority pursuant to which such offer or agreement was made.

The Investment Association’s (IA) guidelines state that IA members will permit, and treat as routine, (i) a request for authorisation to allot up to one-third of the current total issued share capital of the company, together with the number of shares required to be allotted in respect of share incentive schemes; and (ii) a request for authorisation to allot up to a further one-third of the company’s current total issued share capital, provided that such additional allotment is only applied to fully pre-emptive rights issues. The Board considers it appropriate that the company should follow these guidelines. Accordingly, under Resolution 18(a)(i), the directors are seeking authority to allot shares and grant rights to subscribe for, or convert securities into, shares up to an aggregate nominal amount of £163m pursuant to section 551 of the 2006 Act, which is equivalent to approximately one-third of the total issued share capital of the company (excluding treasury shares) as at 19 May 2020, the latest practicable date prior to publication of this Notice of meeting (Latest Practicable Date). Under Resolution 18(a)(ii), the directors are seeking authority to allot ordinary shares in connection with a rights issue in favour of ordinary shareholders up to a further aggregate nominal amount of £163m, which is equivalent to approximately one-third of the total issued share capital of the company (excluding treasury shares) as at the Latest Practicable Date. Therefore, the total authorisation sought by Resolution 18 is equal to approximately two thirds of the total issued share capital of the company (excluding treasury shares) as at the Latest Practicable Date.

The directors have no present intention of exercising this authority other than in connection with the company’s share incentive schemes, but they consider it desirable to have the maximum flexibility permitted by corporate governance guidelines. If such authority is exercised, the directors intend to follow best practice with respect to its use as recommended by the IA. This authority will expire on the conclusion of the company’s AGM in 2021 or at the close of business on 30 September 2021, whichever is the earlier.

The following four resolutions will be proposed as special resolutions.

Resolution 19: Disapplication of pre-emption rights

That, subject to the passing of Resolution 18 above, and in place of the power given to them pursuant to the special resolution of the company passed on 10 July 2019, the Board be authorised to allot equity securities (as defined in the 2006 Act) for cash under the authority given by Resolution 18 and/or to sell ordinary shares held by the company as treasury shares for cash as if section 561 of the 2006 Act did not apply to any such allotment or sale, such authority to be limited:

(a)

to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 18(a)(ii), by way of a rights issue only) to or in favour of:

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(i)	holders of ordinary shares in the company in proportion, as nearly as may be practicable, to their existing holdings; and
(ii)	holders of other equity securities, as required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal, regulatory or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory or any other matter whatsoever; and

(b)	to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £24.8m,

such authority to expire at the end of the next AGM of the company (or, if earlier, at the close of business on 30 September 2021), but, in each case, prior to its expiry the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

Resolution 20: Further disapplication of pre-emption rights

That subject to the passing of Resolution 18, the Board be authorised, in addition to any authority granted under Resolution 19, to allot equity securities (as defined in the 2006 Act) for cash under the authority given by that resolution and/or to sell ordinary shares held by the company as treasury shares for cash as if section 561 of the 2006 Act did not apply to any such allotment or sale, such authority to be:

(a)	limited to the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £24.8m; and
(b)

used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Board of the company determines to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this Notice of meeting, such authority to expire at the end of the next AGM of the company (or, if earlier, at the close of business on 30 September 2021), but, in each case, prior to its expiry the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired.

The directors have no present intention of exercising the authority under Resolutions 19 and 20 but consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing shareholders. This cannot be done under the 2006 Act unless the shareholders have first waived their pre-emption rights. Resolutions 19 and 20 ask shareholders to grant this limited waiver. The resolutions will be proposed as special resolutions. Resolution 19 contains a two-part waiver. The first is limited to the allotment of shares for cash in connection with a rights issue to allow the directors to make appropriate exclusions and other arrangements to resolve legal or practical problems which, for example, might arise in relation to overseas shareholders. The second is limited to the allotment of shares for cash up to an aggregate nominal value of £24.8m (which includes the sale on a non-pre-emptive basis of any shares held in treasury), which represents approximately 5% of

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Notice of meeting continued

the total issued ordinary share capital as at the Latest Practicable Date. The waiver granted by Resolution 20 is in addition to the waiver granted by Resolution 19. It is limited to the allotment of shares for cash up to an aggregate nominal value of £24.8m (which includes the sale on a non-pre-emptive basis of any shares held in treasury), which represents a further 5% (approximately) of the total issued ordinary share capital as at the Latest Practicable Date. This further waiver may only be used for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Pre-Emption Group’s March 2015 Statement of Principles. This authority will expire on the conclusion of the company’s AGM meeting in 2021, or at the close of business on 30 September 2021, whichever is the earlier.

Resolution 21: Authority to purchase own shares

That the company has general and unconditional authority to make market purchases (as defined in section 693(4) of the 2006 Act) of shares of 5p each in the company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 988 million shares;
(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;
(c)	the maximum price (excluding expenses) which the company may pay for each share cannot be more than the higher of:
(i)	105% of the average market value of a share in the company for the five business days prior to the day the purchase is made; or
(ii)	the value of a share in the company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for, in each instance any number of shares in the company on the trading venues where the purchase is carried out; and
(d)

this authority expires at the end of the next AGM (or, if earlier, at the close of business on 30 September 2021), except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 988 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the Latest Practicable Date. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the company.

Shares purchased by the company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the company’s obligations under its employee share plans.

During 2019/20, we purchased 40 million shares of 5p under this authority (0.40% of the share capital) for a consideration of £80m, at an average price of £1.96 per share.

As at the Latest Practicable Date, 131,073 treasury shares had been transferred to meet the company’s obligations under its employee share plans and at that date, the company held

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85.9 million treasury shares, which is equal to approximately 0.86% of the issued share capital (excluding treasury shares) at that date.

The company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the company. The authority will expire at the end of the 2021 AGM although the directors intend to seek renewal of this power at each AGM.

As at the Latest Practicable Date, there were options outstanding over 231 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 2% of the company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 2.1% of the company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 22: Authority to call a general meeting on 14 days’ notice

That the company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The 2006 Act requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar resolution. We expect that the authority would be used only in exceptional circumstances.

Resolutions 23 to 28 will be proposed as ordinary resolutions.

Resolution 23: Authority for political donations

That British Telecommunications plc, a wholly- owned subsidiary of the company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2020 AGM and ending at the end of the day on which the 2021 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the 2006 Act.

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is much broader than the sense in which these words are ordinarily used. It could cover things like making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority we are requesting in this resolution is not intended to change this policy, but will ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act.

During 2019/20, the company’s wholly owned subsidiary, British Telecommunications plc, paid the costs of attending corporate days at (i) the Conservative party conference; (ii) the Liberal Democrats party conference; (iii) the Labour party conference; (iv) the Scottish National party conference; and (v) the Conservative party conference. These costs totaled £9,967 (2018/19: £4,616). No company in the BT Group made any loans to any political party.

Resolution 24: Employee Saveshare Plan rules

That the rules of the BT Group plc Saveshare Plan (the Saveshare), the principal terms of which are summarised at Appendix 1 to this Notice of meeting, be approved and the directors of the company be authorised to do all acts and things they consider necessary or expedient to implement and give effect to the Saveshare.

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The company’s existing Saveshare rules are due to expire during the company’s next financial year. This resolution seeks shareholders’ approval for the Saveshare rules, which are broadly similar to the previous plan rules, but with amendments to take account of developments in market practice, and consistency of terms with the company’s other employee share plans.

Resolution 25: International Employee Saveshare Plan rules

That the rules of the BT Group plc International Saveshare Plan (the International Saveshare), the principal terms of which are summarised at Appendix 1 to this Notice of meeting, be approved and the directors of the company be authorised to do all acts and things they consider necessary or expedient to implement and give effect to the International Saveshare, and to establish further plans based on the International Saveshare but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any further such plans will count against any limits on individual or overall participation in the International Saveshare.

The company’s existing International Saveshare rules are due to expire during the company’s next financial year. This resolution seeks shareholders’ approval for the International Saveshare rules, which are broadly similar to the previous plan rules, but with amendments to take account of developments in market practice, and consistency of terms with the company’s other employee share plans.

Resolution 26: Employee Stock Purchase Plan rules

That the rules of the BT Group plc Employee Stock Purchase Plan (the ESPP), the principal terms of which are summarised at Appendix 1 to this Notice of meeting, be approved and the directors of the company be authorised to do all acts and things they consider necessary or expedient to implement and give effect to the ESPP.

The company’s existing ESPP rules are due to expire during the company’s next financial year. This resolution seeks shareholders’ approval for the ESPP rules, which are broadly similar to the previous plan rules, but with amendments to take account of developments in market practice, and consistency of terms with the company’s other employee share plans.

Resolution 27: Restricted Share Plan rules

That the rules of the BT Group plc Restricted Share Plan (the RSP), the principal terms of which are summarised at Appendix 1 to this Notice of meeting, be approved and the directors of the company be authorised to do all acts and things they consider necessary or expedient to implement and give effect to the RSP, and to establish further plans based on the RSP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any further such plans will count against any limits on individual or overall participation in the RSP.

The RSP is our new discretionary long-term incentive plan which is proposed to be approved by shareholders. The RSP allows for grants of awards without formal performance conditions, with vesting subject to continued employment only. Such awards will normally be granted with certain underpins, as determined by the Remuneration Committee, intended to ensure that an acceptable level of performance is achieved (further explained in the Report on Directors’ Remuneration in the Annual Report 2020).

It should be noted that we are not seeking renewal of the current BT Group plc Incentive Share Plan which expires during the company’s next financial year, as the RSP also allows for grants of awards with performance targets.

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Resolution 28: Deferred Bonus Plan rules

That the rules of the BT Group plc Deferred Bonus Plan (the DBP), the principal terms of which are summarised at Appendix 1 to this Notice of meeting, be approved and the directors of the company be authorised to do all acts and things they consider necessary or expedient to implement and give effect to the DBP, and to establish further plans based on the DBP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any further such plans will count against any limits on individual or overall participation in the DBP.

The company’s existing DBP rules are due to expire during the company’s next financial year. This resolution seeks shareholders’ approval for the DBP rules, which are broadly similar to the previous plan rules, but with amendments to take account of developments in market practice, and consistency of terms with the company’s other employee share plans.

The following resolution will be proposed as a special resolution.

Resolution 29: Articles of Association

That, with effect from the conclusion of the AGM, the new Articles of Association of the company, produced to the AGM and initialed by the Chair of the AGM for the purpose of identification, be adopted as the Articles of Association of the company, in substitution for, and to the exclusion of, the existing Articles of Association.

The company proposes to adopt new Articles of Association in order to amend and update the existing Articles of Association to provide more flexibility in line with emerging market practice to allow for general meetings to be held partly through electronic facilities (Hybrid General Meetings). The new Articles of Association shall provide that for general meetings held at a physical venue, simultaneous attendance and participation will be allowed through electronic means. The ability to do this would make participation at general meetings easier for shareholders. For the avoidance of doubt, the amendments being proposed to the Articles of Association do not permit wholly virtual general meetings.

Documents relating to Resolutions 24 to 29

As at the date of this Notice of meeting, the company’s registered office is closed. Accordingly, copies of the following documents are available on our website bt.com/agm from the date of this Notice of meeting until the end of the AGM:

a)	the rules of the Saveshare, as proposed under Resolution 24;
b)	the rules of the International Saveshare, as proposed under Resolution 25;
c)	the rules of the ESPP, as proposed under Resolution 26;
d)	the rules of the RSP, as proposed under Resolution 27;
e)	the rules of the DBP, as proposed under Resolution 28; and
f)	the new Articles of Association, together with a marked-up version detailing all amendments, as proposed under Resolution 29.

Important notes

The following notes explain your general rights as a shareholder and your right to vote at the 2020 AGM or to appoint someone else to vote on your behalf.

Register of members and proxies

Only shareholders on the BT Group plc Register of Members at 6:30pm on 14 July 2020 are entitled to vote at the AGM, or, if the meeting is adjourned, 6:30pm two working days prior to the time fixed for the adjourned meeting. Changes after that time will not be taken into account.

By law, you can appoint (i) another person as your proxy to exercise all or any of your rights to vote at the meeting and (ii) more than one proxy

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in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy also does need not be a shareholder of the company. However, given the format of the 2020 AGM, we strongly recommend that you only appoint the Chair of the AGM to act as your proxy to ensure your vote is counted.

On a poll, the number of shares you hold as a shareholder at 6:30pm on 14 July 2020 will decide the number of votes that you may cast.

An AGM proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder, you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 27.

Any persons whose ordinary shares are held on their behalf by another person and who have been nominated to receive communications from the company in accordance with section 146 of the 2006 Act (Nominated Persons) may have a right under an agreement with the shareholder of the company (Relevant Shareholder) to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights. The statement of members’ rights to appoint proxies does not apply to Nominated Persons. The rights described to appoint proxies can only be exercised by the registered shareholder.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Under section 319A of the 2006 Act, shareholders attending the AGM have the right to ask questions relating to its business. The company must answer any such question relating to the business being dealt with at the AGM but no such answer need be given if (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the company, or the good order of the AGM that the question be answered.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The company cannot make shareholders who make a request pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

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Shares

The total number of issued and fully paid ordinary shares of 5p each at the Latest Practicable Date, was 9,968,127,681, carrying one vote each.

The total number of voting rights in the company at that date was 9,882,206,625 (excluding treasury shares).

Documents

As at the date of this Notice of meeting, the company’s registered office is closed. Accordingly copies of contracts of service or letters of appointment for each of the Directors will be available to members for inspection on request. Requests should be sent by email to agm@bt.com

Recommendation

Your directors believe that the proposals set out in Resolutions 1 to 29 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Rachel Canham

Company Secretary &

General Counsel, Governance

81 Newgate Street

London EC1A 7AJ

26 May 2020

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Appendix 1

BT employee share plans

Shareholders are asked to approve the adoption of the following employees share plans:

(i)	the updated Saveshare Plan (the Saveshare);
(ii)	the updated International Saveshare Plan (the Saveshare International);
(iii)	the updated Employee Stock Purchase Plan (the ESPP),
(iv)	the new Restricted Share Plan (the RSP); and
(v)	the updated Deferred Bonus Plan (the DBP).

(each a Plan and together, the Plans).

The shareholder approval granted in April 2011 to operate the company’s employee share plans expires during the course of the next financial year, and therefore shareholders are asked to approve the adoption of the Plans. The main features of the Plans proposed to be adopted are summarised below.

The RSP is our new discretionary long-term incentive plan which is proposed to be approved by shareholders. The RSP allows for grants of awards without formal performance conditions, with vesting subject to continued employment only. Such awards will normally be granted with certain underpins, as determined by the Remuneration Committee, to ensure that an acceptable level of performance is achieved. The other Plans that are being updated mirror the plans that they replace, and have been updated for changes in consistency, legislation, best practice and market developments.

It should be noted that we are not seeking renewal of the existing Incentive Share Plan, which expires during the company’s next financial year, as the RSP also allows for grants of awards with performance targets.

1.	TERMS APPLYING TO ALL OF THE PLANS
1.1	Overall plan limits: Options and awards (Awards) granted under the Plans may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market.

To the extent that newly-issued shares or (for so long as UK institutional shareholders recommend) treasury shares are used to satisfy Awards granted under any Plan (including any schedule to a Plan), no Award may be granted if it would cause the aggregate number of shares issued or issuable pursuant to awards, options or other rights to subscribe for shares which have been granted in the previous ten years under all employees’ share plans operated by the company, to exceed 10% of the company’s ordinary share capital in issue on the last dealing day before the date of grant.

The number of newly-issued shares or (for so long as UK institutional shareholders recommend) treasury shares used to satisfy options and awards granted under the RSP, and DBP, cannot, when added to the aggregate number of shares allocated in the previous ten years under all other discretionary plans operated by the company, exceed 5% of the company’s ordinary share capital in issue on the last dealing day before the date of grant.

1.2

Other features of Awards: No Awards can be granted under the Plans more than ten years after the date the Plans are approved by shareholders. Awards are not transferable, except on death. Awards are not pensionable.

1.3	Rights attaching to shares: Any shares allotted when an option is exercised or an award vests will carry the same rights as all other shares in issue at that time (except for

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rights arising by reference to a record date before their allotment). While the shares are listed, the company will apply for the listing of any shares issued pursuant to the relevant Plan as soon as practicable after their allotment.

1.4

Grant of Awards: Awards will normally be granted under the Plans within 42 days of: (i) the company releasing its results for any financial period; (ii) a general meeting of the company; or (iii) the lifting of any restrictions on dealing in shares. Awards may be granted at other times if the Remuneration Committee determines that there are exceptional circumstances.

1.5

Adjustments: If there is a variation in the company’s share capital (such as a rights issue), the Remuneration Committee may make an adjustment to the number, type, and nominal value of shares, over which an Award is granted, or the option price of any option granted, so that the underlying economic value of the Award remains unchanged.

1.6	Amendments: The Board may at any time amend the rules of a Plan in any respect, provided that no amendment is made to the advantage of participants relating to the:
(a)	persons to whom Awards may be granted;
(b)	limits on the number of shares which may be allocated under the Plans;
(c)	maximum entitlement for individuals;
(d)	rights attaching to Awards and shares;
(e)	rights of participants in the event of a variation of share capital; and
(f)	terms of the amendment provision in the Plans,

without the prior approval of shareholders in a general meeting, unless the amendment is minor, is to benefit the administration of the relevant Plan, or is to take account of a change in legislation or is to obtain or maintain favourable tax, exchange control or regulatory treatment for eligible employees, participants or the company or the group.

2. SAVESHARE PLAN (SAVESHARE)

2.1

General: The Saveshare is an all-employee share plan under which eligible employees may apply for options (whenever invitations are issued) to acquire ordinary shares in the company in the future at a price determined shortly before an invitation is issued. The option price may be set at a discount to the market value of a share at that time. Employees are required to save monthly through a contractual savings arrangement over either three or five years. At the end of the savings period, the employee may exercise the option using the savings contributions or have the savings repaid.

2.2

Eligibility: All UK resident employees and executive directors of all group companies who have been employed for a minimum period (which may not exceed five years) are entitled to participate in Saveshare.

2.3

Employee contributions: Participants must enter into a savings contract with a nominated savings carrier under which they agree to make monthly contributions (between the minimum and maximum amounts permitted under the enabling legislation, currently £5 to £500). The maximum number of shares over which a participant is granted an option will be the number of shares that can be acquired, at the option price, with the monthly savings made plus any bonus payable on maturity of the savings contract. Savings contracts that are cancelled or lapse will count towards the monthly savings limit for an individual until the date on which they would normally have matured.

2.4

Option prices: The exercise price of options may not be less than 80% of the middle market quotation of a share as derived from the London Stock Exchange Daily Official List on the dealing day immediately before the date of invitation and, in the case of any options under which shares are to be issued, may not be less than the nominal value of a share.

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Appendix 1 continued

2.5

Exercise: Provided the participant has remained in employment, options may normally only be exercised during the six-month period following the maturity of the related savings contract, following which the option will normally lapse. The company will arrange for delivery of the shares to a participant (or the participant’s nominee) within 30 days following the exercise of the option.

2.6

Leavers: A participant who ceases to be an employee in certain circumstances (for example injury, disability, redundancy, death, retirement, following a sale of the company in which they work, or a takeover or winding up of the company) may exercise an option within six months after leaving (twelve months in the case of death). If a participant leaves for any other reason, the participant’s option will lapse on the date the participant leaves.

2.7

Corporate events: In the event of a change of control of the company, an option may be exercised during the period starting up to 20 days before and ending six months after the relevant corporate event.

In the event of a takeover or scheme of arrangement, participants may be offered equivalent new options over shares in the new holding company or another company in exchange for their existing options.

3.	SAVESHARE INTERNATIONAL PLAN (SAVESHARE INTERNATIONAL)
3.1

General: Under the Saveshare International, employees based outside the UK can participate in similar arrangements to those described for the Saveshare. The provisions of Saveshare International that differ materially from Saveshare are set out below.

3.2

Employee contributions: Participants must enter into a savings contract with a nominated savings carrier under which they agree to make monthly contributions (between the minimum and maximum amounts determined by the Board, which may be different for different jurisdictions).

The number of shares over which a participant is granted an option will be calculated in accordance with the “shares under option formula” detailed in the Saveshare International rules.

The permitted maximum and minimum contribution amounts will be determined in pounds sterling and, where appropriate, converted into currencies other than pounds sterling using exchange rates (which may be an average exchange rate) calculated on the date that the Remuneration Committee determines.

The Remuneration Committee may vary the maximum and minimum contribution amounts in particular jurisdictions and may in its absolute discretion offer participants in particular jurisdictions the opportunity to vary their monthly contribution amounts to reflect a change in the current exchange rate compared with the relevant exchange as referred to in the sub-paragraph above.

3.3

Exercise: Provided the participant has remained in employment, options may normally only be exercised during the six-month period following the maturity of the related savings contract, following which the option will usually lapse. The company will arrange for delivery of the shares to a participant (or the participant’s nominee) within 40 days following the exercise of the option.

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3.4

Schedules: The rules of Saveshare International permit the Board to adopt schedules setting out specific requirements in relation to particular countries if that is necessary or desirable to take account of local tax, exchange control or securities law in the relevant countries.

4.	EMPLOYEE STOCK PURCHASE PLAN (ESPP)
4.1	General: The ESPP is operated for employees in the USA, instead of Saveshare International (as described above).

4.2	Eligibility: All employees of participating subsidiaries are eligible to participate in the ESPP, provided that they meet certain minimum employment requirements.

4.3

Grant: The ESPP enables employees to purchase ordinary shares in the company at regular intervals, monthly, quarterly or six-monthly, at a price equal to 85 per cent. of the fair market value of a share on the last trading day of the relevant option period for each offer. The purchase rights are granted at the beginning of an ‘offer period’, which may be a period of up to 27 months. The shares are normally purchased quarterly.

4.4

Employee contributions: To fund the acquisition of the shares, employees authorise the deduction of up to 15% of their salary for the whole of the offer period. No employee may purchase shares that exceed US$25,000 in value in any calendar year.

4.5	Limits: The number of shares available for purchase under the ESPP is limited to 20 million shares.

Withdrawal: A participant may elect to withdraw from participation in an offer at any time for any reason. As soon as practical following a participant’s withdrawal, shares already acquired under the ESPP, and any funds not applied toward the acquisition of shares as of that date, will be credited to the participant’s account. For the remainder of the term of the offer period, the employee may elect to recommence participation only once.

4.6

Leavers: If a participant ceases employment for any reason, their participation in the ESPP will terminate so that the right to purchase shares will lapse and no further deductions will be made from the participant’s salary. As soon as practical following a participant’s cessation of employment, shares already acquired under the ESPP, and any funds not applied toward the acquisition of shares as of that date, will be credited to the participant’s account.

4.7

Reorganisation: In the event of a reorganisation or merger, the company may make such adjustments (including retrospective adjustments) as it deems appropriate to the number, kind and price of shares available for acquisition under the ESPP and the minimum and maximum number of shares a participant is entitled to acquire.

5.	RESTRICTED SHARE PLAN (RSP)
5.1

General: The RSP is a discretionary employee share plan under which the company may grant conditional share awards (which may be granted as nil-cost options) over ordinary shares in the company. The RSP will be administered by the Remuneration Committee.

5.2

Eligibility: All employees of the group, including executive directors, will be eligible to participate in the RSP. The Remuneration Committee will determine which employees will participate in the RSP.

5.3	Individual limit: The Remuneration Committee will, from time to time, set a limit on the market value of shares that may be subject to an award granted to a participant.

5.4	Underpins: The vesting of an award will not normally be subject to the satisfaction of a specific performance condition. However, awards will be subject to one or more

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Appendix 1 continued

underpins determined by the Remuneration Committee over a period of three financial years normally commencing with the year in which an award is granted. The underpins will be designed with the protection of the company in mind, to ensure an acceptable threshold level of performance is achieved and that a payout in respect of an award is warranted.

If the underpins are not met, the Remuneration Committee may determine a reduction to the final vesting value of an award (including to nil). Even if met, the Remuneration Committee will have discretion to reduce the vesting value in exceptional circumstances should the level of payout not be an accurate reflection of the underlying performance of the business over the relevant period.

5.5

Vesting period: Awards will normally vest, subject to continued employment, after three years, although the plan allows for awards to vest in one or more tranches with longer or shorter vesting periods. The Remuneration Committee may determine that a participant will receive a cash payment equal to the value of the shares that would have been received instead of shares or the net (after tax) number of shares following the vesting of an award.

5.6

Holding period: The plan allows for awards to be granted subject to a holding period, during which time shares may not be transferred, assigned, charged or disposed of without the consent of the Remuneration Committee. During the holding period the shares will be delivered to a nominee for the participant, or into another arrangement determined by the Remuneration Committee.

5.7

Cessation of employment and change of control: If a participant ceases to be employed within the group before the normal vesting date of an award because of the participant’s injury, ill-health, disability, redundancy, because of the sale of the participant’s employing company out of the group, or for any reason determined by the Remuneration Committee, the participant’s award will be retained and continue to vest on the normal vesting date, unless the Remuneration Committee determines to accelerate vesting in any of these circumstances. If a participant dies, any awards held will normally vest on the date of death.

If a participant ceases to be employed before the normal vesting date of the award in any other circumstance, their award will lapse immediately on the date notice of cessation of employment is given, or where no notice is given, on the date of cessation.

If there is a change of control or winding up of the company, awards will normally vest at the time of the relevant event. The Remuneration Committee may decide that awards will not vest on a change of control but will, with the consent of the acquiring company, be exchanged for equivalent awards over shares in the acquiring or another company. In the event of a company reorganisation or merger where the shareholders of the successor company are substantially the same as the shareholders immediately before the relevant event, awards will not vest but will be exchanged for equivalent rights.

If an award vests following a participant’s cessation of employment or before its normal vesting date following a change of control, the award may only vest to the extent that the applicable performance condition (if any) has been satisfied. The number of shares in

BT Group plc Notice of meeting 2020	Appendix 1

25

respect of which the award will vest will be reduced on a pro rata basis to take account of the time that has elapsed between the date of grant and date of the relevant event (save that the Remuneration Committee may determine that an Award will vest as to a greater or lesser number of shares if it believes there are circumstances that warrant such a determination).

5.8

Payment on account of dividends: A participant may, at the discretion of the Remuneration Committee, receive cash or further shares equal in value, to any dividends paid or payable on the shares in relation to which an award vests, from the date of grant to the normal vesting date (or expiry of holding period if applicable).

5.9

Malus and clawback: The Remuneration Committee may reduce (including to zero) the number of shares subject to an award before the normal vesting date where the Remuneration Committee determines that such action is justified. The Remuneration Committee may, at any time within a period determined at the date of grant of an award, require the repayment of any number of shares (or cash amount) received in respect of the award where the Remuneration Committee determines such action is justified.

6.	DEFERRED BONUS PLAN (DBP)
6.1

General: The DBP is a discretionary share plan under which the company may grant eligible employees who have been awarded a bonus, an award (which may be granted as nil-cost options) over ordinary shares in the company. The DBP will be administered by the Remuneration Committee.

6.2	Eligibility: All employees within the group, including executive directors, will be eligible to participate in the DBP. The Remuneration

Committee will determine which employees will participate in the DBP.

6.3

Individual limit: The number of shares subject to an award will be calculated by reference to the amount of bonus awarded to a participant so that the market value of the shares on the date of grant is not greater than the proportion of the participant’s bonus deferred into the DBP (as determined by the Remuneration Committee from time to time).

6.4

Normal vesting: Awards will usually vest subject to continued employment at the end of the deferred period, which will normally be a period of three years but may be more at the discretion of the Remuneration Committee. The Shares in respect of which an award has vested will be delivered to the participant within 30 days of vesting. The Remuneration Committee may determine that a participant will receive a cash payment equal to the value of the shares that would have been received instead of shares or the net (after tax) number of shares following the vesting of an award.

6.5

Cessation of employment and change of control: If a participant ceases to be employed within the group before the normal vesting date of an award because of the participant’s injury, ill-health, disability, or redundancy, because of the sale of the participant’s employing company out of the group or for any reason determined by the Remuneration Committee, the participant’s award will be retained and continue to vest on the normal vesting date, unless the Remuneration Committee determines to accelerate vesting in any of these circumstances. If a participant dies, any awards held will normally vest on the date of death.

BT Group plc Notice of meeting 2020

26

Appendix 1 continued

If a participant ceases to be employed before the normal vesting date of the award in any other circumstance, their award will lapse immediately on the date notice of cessation of employment is given, or where no notice is given on the date of cessation.

If there is a change of control or winding up of the company, awards will normally vest at the time of the relevant event. The Remuneration Committee may decide that awards will not vest on a change of control but will, with the consent of the acquiring company, be exchanged for equivalent awards over shares in the acquiring or another company. In the event of a company reorganisation or merger where the shareholders of the successor company are substantially the same as the shareholders immediately before the relevant event, awards will not vest but will be exchanged for equivalent rights.

If an award vests following a participant’s cessation of employment or before its normal vesting date following a change of control, the award may only vest to the extent that any applicable condition has been satisfied. The number of shares in respect of which the award will vest will be reduced on a pro rata basis to take account of the time that has elapsed between the date of grant and date of the relevant event (save that the Remuneration Committee may determine that an award will vest as to a greater or lesser number of shares if it believes there are circumstances that warrant such a determination).

6.6

Payment on account of dividends: A participant may, at the discretion of the Remuneration Committee, receive cash or further shares equal in value, to any dividends paid or payable on the shares in relation to which an award vests, from the date of grant to the normal vesting date.

6.7

Malus and clawback: The Remuneration Committee may reduce (including to zero) the number of shares subject to an award before the normal vesting date where the Remuneration Committee determines that such action is justified. The Remuneration Committee may at any time within a period determined at the date of grant of the award require the repayment of any number of shares (or cash amount) received is respect of the award where the Remuneration Committee determines such action is justified.

To the extent that terms are not defined in the Notice of meeting, capitalised terms shall bear the same definitions used in the relevant Plan rules.

BT Group plc Notice of meeting 2020	AGM information

27

AGM information

Time and place of meeting

11:00am

on Thursday

16 July 2020

at

BT Centre

81 Newgate Street,

London, EC1A 7AJ

Impact of Covid-19

Who may attend?

Due to the current UK Government restrictions on public gatherings and the associated social distancing measures, our AGM will be a closed meeting. Shareholders should not attempt to attend the AGM in person.

Any shareholders who attempt to attend in person will be refused entry.

We believe this approach is necessary and appropriate in light of the current UK Government measures and to protect the health and wellbeing of our shareholders, employees and the wider communities in which we operate.

Only a limited number of directors and personnel supporting the logistics of the meeting will be present at the AGM in person to ensure that a quorum is present and to conduct the formal business of the AGM. Attendance of these individuals is considered essential and social distancing measures will be in place.

What format will the meeting take?

The meeting will only include the formal business of the AGM and will be a closed meeting as explained above. A recording and transcript of the meeting will be available on our website bt.com/agm as soon as practicable after the AGM.

To allow for shareholders to hear from both the chairman and chief executive, video messages and a transcript will be available on our website on the day of the AGM and for a period of 30 days after the AGM.

BT Group plc Notice of meeting 2020

28

AGM information continued

We are continuing to monitor the rapidly developing impact of Covid-19, including the latest UK Government guidance and legislation, and how this may affect the arrangements for the AGM. If there are any changes to the information set out above in relation to the current arrangements for the AGM, further information will be made available on our website bt.com/agm

How can you vote at the AGM?

If you are on the BT Group Register of Members at 6:30pm on 14 July 2020, you are entitled to vote at the AGM. The number of shares you hold at this time will decide how many votes you or your proxy/ies will have on a poll. Changes after that time will not be taken into account.

As shareholders cannot attend in person, they will only be able to vote by appointing a proxy in advance of the AGM online or by post. Shareholders are strongly recommended to appoint the Chair of the AGM to act as their proxy to ensure their vote is counted. Equiniti, our Registrars, must receive your online or postal proxy appointment and voting instructions by 11:00am on Tuesday 14 July 2020 to ensure they are counted.

You can find more information about appointing a proxy in the notes on the enclosed AGM proxy card.

You can submit your vote online at www.sharevote.co.uk and you will need your Voting ID, Task ID and Shareholder Reference Number shown on your AGM proxy card.

To vote by post, please complete, sign and return your AGM proxy card to our Registrars, Equiniti.

Voting on all matters except procedural issues will be on a poll.

How will we inform you of the results of the voting at the AGM?

The voting results will be announced by way of a stock exchange announcement and published on the company’s website as soon as reasonably practicable following the conclusion of the AGM.

How can you ask a question?

We recognise the importance of shareholders being able to ask questions. Therefore, shareholders can submit questions relating to the business of the AGM by 11:00am on Tuesday 14 July 2020 at the latest by completing the form available on our website, bt.com/agm, including your Shareholder Reference Number (as provided on your AGM proxy card). Key themes arising from the pre-registered questions will be answered by the Board and a recording and transcript will be made available on our website, bt.com/agm, as soon as practical after the AGM and for a period of 30 days after the AGM.

Useful links

Together with this Notice of meeting 2020, you can find the Annual Report 2020, which contains other information required by section 311A of the 2006 Act, on our website at bt.com/annualreport

E-comms

We encourage our shareholders to accept all shareholder communications and documents electronically, in place of receiving paper copies by post. This helps us to reduce the environmental impact of our business and to reduce costs. If you would like to sign up to receive all future shareholder communications electronically, please go to bt.com/signup

Once you have signed up, you will receive an email to let you know when shareholder documents become available on our website, including our results, notices of shareholder meetings and other shareholder documents.

BT Group plc Notice of meeting 2020	AGM information

29

You can request a printed copy of the Annual Report 2020, free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder helpline or by post.

Contact information can be found on page 30 of this Notice of meeting. You may also find the following links useful:

Sign up as an e-shareholder

bt.com/signup

Digital impact & sustainability

www.bt.com/digitalimpactandsustainability

Information for individual shareholders

www.bt.com/shareholders

News and media

newsroom.bt.com

About BT

www.bt.com/aboutbt

Privacy notice

We (BT Group plc and British Telecommunications plc) collect and process information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in any shareholder scheme or plan.

This information will include your personal data – such as your name and contact details, the votes you cast, any pre-submitted questions from you and the Reference Number we attribute to you. We may use this personal information for the purposes of compiling and updating our company records, fulfilling our legal obligations, processing shareholder rights you exercise, answering your questions and contacting you with shareholder related information. We may also engage a third party to do this for us (for example our Registrars, Equiniti).

For further details about how we process your personal data, including your rights over how it is used, please read our shareholder privacy policy which can be found here: www.bt.com/shareholder-privacy

Contact information

Telephone	Email	Post
Shareholder helpline	You can find information	Equiniti, Aspect House,
– for general enquiries call:	on how to manage your	Spencer Road, Lancing, West
	shareholdings at	Sussex BN99 6DA, United
Freefone	help.shareview.co.uk	Kingdom (please include a
0808 100 4141		daytime telephone number)
(+44 121 415 7178*)	If your question is not answered
by the information provided,
Textphone	you can send your enquiry via
0800 169 6907	secure mail from these pages.
(+44 121 415 7028*)	You may not use any electronic
address provided either in this
*Calls from outside the UK	Notice of meeting or any related
documents (including the AGM
Lines are open 8:30am to	proxy card) to communicate
5:30pm (UK time) Monday	with the company for any
to Friday, excluding public	purposes other than those
holidays in England and Wales.	expressly stated.

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

Produced by BT Group

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Printed in England by Pindar Scarborough Ltd

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